UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14f-1

Under the Securities Exchange Act of 1934

DDI International Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No. 000-50660

Nevada	98-0372619

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5232 Malaspina Place, North Vancouver, British Columbia, Canada	V7R 4M1

(Address of principal executive offices)	(Zip Code)
(604) 985-4397 Registrant’s telephone number

May 7, 2004

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on May 7, 2004, of shares of common stock, $.001 par value (“Common Stock”), of DDI International Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (the “Commission”) Rule 14f-1. As of such date, the Company had 11,000,000 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters for which stockholders are entitled to vote.

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NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

Change in Majority of Directors and Executive Officers

Effective as of the conclusion of the 10-day period following the filing of this Schedule 14f-1 with the Commission and the mailing of a copy to each of the Company’s stockholders of record as of May 7, 2004 (the “10-day Period”), Dr. Mitchell has agreed to a private sale of 125,000 shares of the Common Stock that he currently owns to John Anderson. In connection with the closing of such sale, Dr. Mitchell has agreed to resign as the Company’s sole director, president, and chief executive officer and to appoint Mr. Anderson to serve in those capacities. Further, Rene Daignault has informed the Company that he will resign as the Company’s secretary and treasurer effective as the conclusion of the 10-day Period, and Dr. Mitchell has agreed to appoint Mr. Anderson to serve in those capacities. Mr. Anderson has agreed to serve in all of such positions.

Information Regarding the Company

Please read this Information Statement carefully. It provides certain general information about the Company and its executive officers and sole director prior to and subsequent to the conclusion of the 10-day Period. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

EXECUTIVE COMPENSATION

Our officers and directors have not received any compensation. There are no current plans to compensate them, unless and until we begin to realize revenues and become profitable in our business operations. Since our inception, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised, or repriced. Currently, there are no arrangements between the Company and any of its directors whereby such directors are compensated for any services provided as directors.

There are no other employment agreements between the Company and any named executive officer, and there are no employment agreements or other compensating plans or arrangements with regard to any named executive officer which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Company or from a change in a named executive officer’s responsibilities following a change in control.

Stock Option Grants

No stock options were granted to any of the Company’s directors and officers during the Company’s most recent fiscal year ended December 31, 2003.

Exercises of Stock Options and Year-End Option Values

No share purchase options were exercised by the Company’s officers, directors, and employees during the fiscal year ended December 31, 2003.

Outstanding Stock Options

The Company has not granted any stock options and does not have any outstanding stock options. Accordingly, the Company’s officers and directors do not hold any options to purchase shares of Common Stock.

Compensation of Directors

The Company’s directors do not receive cash compensation for their services as directors or members of committees of the board.

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PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of May 7, 2004, by (a) each beneficial owner of more than five percent of the Common Stock, (b) each of the Company’s directors, (c) each of the Company’s executive officers, and (d) all of the Company’s directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Common Stock	Dr. Brooke Mitchell 5232 Malaspina Place North Vancouver, B.C. V7R 4M1 Canada	6,000,000 shares	54.55%
Common Stock	Rene Daignault 2175 Cortell Street North Vancouver, B.C. V7P 2A8 Canada	500,000 shares	4.55%
Common Stock	All directors and named executive officers as a group (2 persons)	6,500,000 shares	59.09%

1.   Beneficial ownership is determined in accordance with the rules of the Commission generally includes voting or investment power with respect to securities. The Company believes that all persons have full voting and investment power to respect to the shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within 60 days, such as warrants or options to purchase shares of Common Stock. The listed beneficial owners have no right to acquire any shares within 60 days of the date of this Schedule 14f-1 from options, warrants, rights, conversion privileges or similar obligations.

2.   Based on 11,000,000 common shares issued and outstanding as of May 7, 2004.

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The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of May 7, 2004 (subject to the conclusion of the 10-day Period), by (a) each beneficial owner of more than five percent of the Common Stock, (b) each of the Company’s directors, (c) each of the Company’s executive officers, and (d) all of the Company’s directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

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Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Common Stock	John Anderson 3106 West 5th Avenue Vancouver, B.C. V6K 1V2	125,000 shares	1.14%
Common Stock	Dr. Brooke Mitchell 5232 Malaspina Place North Vancouver, B.C. V7R 4M1 Canada	5,875,000 shares	53.41%
Common Stock	All directors and named executive officers as a group (1 person)	125,000 shares	1.14%

1.   Beneficial ownership is determined in accordance with the rules of the Commission generally includes voting or investment power with respect to securities. The Company believes that all persons have full voting and investment power to respect to the shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within 60 days, such as warrants or options to purchase shares of Common Stock. The listed beneficial owners have no right to acquire any shares within 60 days of the date of this Schedule 14f-1 from options, warrants, rights, conversion privileges or similar obligations.

2.   Based on 11,000,000 common shares issued and outstanding as of May 7, 2004.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding the Company’s current executive officers and directors and the expected executive officers and directors of the Company:

Current Executive Officers and Directors

Name	Age	Position
Dr. Brooke Mitchell	61	President, Chief Executive Officer, and a Director
Rene Daignault	37	Treasurer and Secretary

Dr. Brooke Mitchell - sole director and president - Mr. Mitchell has been our president and sole director since incorporation. Since February 1992, Dr. Mitchell has been retired from his dental practice, but has maintained his dental license. During this time, he has focused on continuing dental education and has been the founding member of several continuing education dental study clubs including the North Shore Dental Seminar, of which he is presently running. From 1971 to 1992, Dr. Mitchell was a practicing dentist in British Columbia. Since 1971, Dr. Mitchell has been a member of good standing with the College of Dental Surgeons.

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Rene Daignault – corporate secretary and treasurer - Mr. Daignault has been our secretary and treasurer since inception and our secretary since inception. Since November 1993, Mr. Daignault has been a business and securities lawyer in British Columbia and a member in good standing with the Law Society of British Columbia. From November 1993 to October 1998, Mr. Daignault was an associate at Walker & Company, law firm. From November 1998 to August 1999, Mr. Daignault was an associate at Russell & DuMoulin, law firm. From September 1999 to June 2002, Mr. Daignault was an associate at Jeffs & Company Law Corporation. Since July 2002, Mr. Daignault has been working as a sole practitioner.

Proposed Executive Officers and Directors After the Conclusion of the 10-day Period

Name	Age	Position
John Anderson	40	President, Chief Executive Officer, Secretary, Treasurer, and a Director

John Anderson - Mr. Anderson has agreed to serve as our President, Chief Executive Officer, Secretary, Treasurer, and a Director commencing at the conclusion of the 10-day Period. From December of 1994 to the present, Mr. Anderson has been president of Axiom Consulting Corp., a personal consulting and investing company primarily involved in capital raising for private and public companies in North America, Europe, and Asia. From February of 2001 to the present, he has served as a director of Wescorp Energy, Inc., a publicly traded Nevada corporation, and from March of 2003 to the present as its president and chief executive officer. In addition, from 2000 to the present he has served as a director of CTI Diversified Holdings Ltd. and from 2003 to the present as a director of Brett Resources Corp. Mr. Anderson holds a B.A. from University of Western Ontario.

Committees

The Company does not have any standing nominating or compensation committees of the Board, or committees performing similar functions.

Audit Committee

The Company does not have a separately designated standing audit committee. Rather, its entire board of directors performs the required functions of an audit committee. Dr. Brooke Mitchell is the only member of the Company’s audit committee. Dr. Mitchell does not meet the independent requirements for an audit committee member. Our audit committee is responsible for: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditory and any outside advisors engagement by the audit committee. The Company has no financial expert. Management believes the cost related to retaining a financial expert at this time is prohibitive. Further, because of the Company’s limited operations, management believes the services of a financial expert are not warranted.

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Disclosure Committee

The Company has a disclosure committee and disclosure committee charter. Its disclosure committee is comprised of all of its officers and directors. The purpose of the committee is to provide assistance to the chief executive officer and the chief financial officer in fulfilling their responsibilities regarding the identification and disclosure of material information about the Company and the accuracy, completeness, and timeliness of its financial reports.

Meetings of the Board of Directors

The Board did not hold any meetings during the fiscal year ended December 31, 2003.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company’s review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2003, and during the current fiscal year, all filing requirements applicable to the Company’s officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No member of management, executive officer, or security holder has had any direct or indirect interest in any transaction to which we were a party other than the following:

On March 29, 2002, we signed an option agreement with our president and sole director, Dr. Brooke Mitchell. We were granted the right to earn the full title, rights, and interest in certain assets in consideration of issuing Dr. Mitchell 6,000,000 Common Capital Shares and paying $200,000 cash to Dr. Mitchell by March 28, 2004. This cash payment represents consideration for the continued services that Dr. Mitchell will provide in developing and enhancing our website. The assets include the domain name “dr-dental-info.com”, Dr. Mitchell’s dental and business experience, the Company’s business plan, extensive preliminary research on developing the Company’s business plan, and preliminary development of the web layout and the content to be contained in our website. Dr. Mitchell has 31 years of dental and business experience that we will benefit from by having Dr. Mitchell as our sole director and President, which we will be able to rely on and use in developing and adding value to our business and website. The cost of these assets was determined by Dr. Mitchell based on his out-of-pocket costs for certain assets, on the 31 years of dental and business experience that Dr. Mitchell is offering to us, the goodwill of Dr. Mitchell’s name in the dentistry industry, and on the amount of time and effort Dr. Mitchell has put into the assets. The term of the option agreement can be extended for an additional 12 months at our discretion. As consideration for the extension of term, we would have to issue an additional 500,000 shares to Dr. Mitchell.

On March 15, 2004, we signed a loan agreement and demand promissory note with Dr. Mitchell for a loan of $3,000 at 8% interest compounded annually. The loan proceeds will be used to pay outstanding debts and for working capital.

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On March 25, 2004, we signed an amending agreement with Dr. Mitchell to extend the initial term of the option agreement to June 28, 2004 and to extend all other relevant dates for notice, payment, and extension by three months.

Dr. Mitchell provides us with office space on a rent-free basis. It is anticipated this arrangement will remain until we begin generating revenues, at which time we will negotiate a lease on terms that are equal or better than market terms. If the proposed terms are not to our satisfaction, we will look elsewhere for office space. Currently, there is no written agreement in existence for this rental arrangement.

Since inception, we have paid approximately $6,000 in legal fees to a law firm where Rene Daignault worked as an associate. The legal fees were for our incorporation and organization as well as the drafting and filing of our latest registration statement.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: May 7, 2004
DDI INTERNATIONAL INC.

By:   /S/ DR. BROOKE MITCHELL
Dr. Brooke Mitchell
Chief Executive Officer

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